UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 7, 2024
UBS AG

(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms

20-F

and

6-K,

respectively.

UBS

AG’s

consolidated

financial

statements

are

prepared

in
accordance with IFRS Accounting Standards. SEC regulations require certain additional disclosures to be

included

in

registration

statements

relating

to

offerings

of

securities.

Certain

of

these

additional
disclosures follow herein,

and should

be read

in conjunction with

the annual

report on

Form 20-F

for
the year ended 31 December 2023 of UBS AG, filed with the SEC on March 28, 2024, as well as UBS
AG's first quarter 2024 report, submitted to the SEC on Form 6-K on May

7, 2024.

Capitalization of UBS AG
The table

below presents

the consolidated

capitalization

of UBS

AG in

accordance

with IFRS

Accounting
Standards in US dollars, the presentation currency

of UBS AG.
As of
USD m 31.3.24 31.12.23
Debt:
Short-term debt issued

75,966

83,094
Long-term debt issued

141,562

143,264
of which: eligible as non-Basel III-compliant tier 2 capital instruments

537

538
Total debt issued

217,527

226,357
of which: Funding from UBS Group AG

70,788

70,232
Equity attributable to shareholders

55,046

55,234
Equity attributable to non-controlling interests

Total capitalization

272,890

281,926
1 Short-term debt issued

consists of debt

issued (reflected on

the balance sheet

lines Debt issued

measured at amortized

cost and Debt

issued designated at

fair value) by

UBS AG and

its
subsidiaries and Funding from UBS

Group AG (measured at

amortized cost and designated at

fair value) with a

remaining contractual maturity of

less than one year without

considering any
early redemption features.

2 Long-term debt issued consists of

debt issued (reflected on the balance

sheet lines Debt issued measured at

amortized cost and Debt issued

designated at fair
value) by UBS AG and its subsidiaries and Funding from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual maturity of more than one year
without considering any early redemption features.

3 As of 31 March 2024, 94% of the total debt issued was unsecured.

This Form

6-K is

hereby incorporated

by reference

into (1)

the registration

statement of

UBS AG

on
Form F-3

(Registration Number

333-263376), and

into each

prospectus outstanding

under any

of the
foregoing registration

statements, (2)

any outstanding

offering circular

or similar

document issued

or
authorized by UBS AG that incorporates

by reference any Forms 6-K of UBS

AG that are incorporated
into its

registration statements

filed with

the SEC,

and (3)

the base

prospectus of

Corporate Asset

Backed
Corporation

(“CABCO”)

dated

June

23,

2004

(Registration

Number

333-111572),

the

Form

8-K

of
CABCO filed and

dated June 23, 2004

(SEC File Number 001-13444),

and the Prospectus Supplements
relating

to

the

CABCO Series

2004-101

Trust

dated May

10,

2004

and May

17, 2004

(Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

May 7, 2024